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WASHINGTON, D.C.

3 May 2002

02028918

File No. 82-4511

Securities and Exchange Commission
Office of International Corporate Finar
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

RECD S.E.C.
MAY 7 2002
070

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: the Annual General Meeting of the Interpump Group.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Ing. Cavallini
Interpump Group S.p.A.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

PRESS RELEASE

The Annual General Meeting of the Interpump Group has been held.

DISTRIBUTION OF A DIVIDEND OF 0.10 EURO (+15%) APPROVED

CONSOLIDATED NET PROFIT FOR 2001: UP 12.7% TO 21.4 MILLION EURO
CONSOLDIATED NET REVENUES FOR 2001: UP 3.5% TO 426.1 MILLION EURO

ROE: 20%

The company's managing director Giovanni Cavallini said:
"The balance the Interpump Group has attained, both in terms of its product portfolio and in terms of strategic acquisitions and its presence in competitive geographical areas, has enabled the company to achieve major increases in turnover and in profit on an annual basis, continuing to create value for the shareholders. The distribution of a dividend equal to 2.3% of the average price of the Interpump Group shares during the first quarter of 2002 is further confirmation of this."

Milan, 16 April 2002 – The Annual General Meeting of the Interpump Group, held today at Sant'Ilario d'Enza (Reggio Emilia), approved the company's balance sheet as of 31 December 2001. The Meeting also appointed the members of the Board of Auditors and the Board of Directors, renewing the mandates of Sergio Erede as Chairman of the Interpump Group, Giovanni Cavallini as Vice Chairman and Managing Director and Fulvio Montipò as Managing Director.

Mr. Cavallini presented the results of the 2001 accounting period, results that confirm the leadership of the Group, which has grown both along internal lines and through acquisitions (11 acquisitions have been carried out in Italy and abroad since 1997, with a total value of 172 million euro). Diversification both in geographical terms and in terms of the business areas of the markets in which the group operates underlies its rapid development and the maintenance of its high profitability.

Considering the results achieved, the Meeting approved the **distribution** of a **dividend equal to 0.10 euro** (+15% compared to the dividend distributed in 2001), to be paid from 9 May 2002, with coupon detachment on 6 May.

The results of the 2001 accounting period provide further evidence of the Interpump Group's soundness in terms of assets and financial strength, as well as its international competitiveness and its capacity for expansion. **Net revenues reached 426.1 million euro, an increase of 3.5%** compared to the previous financial year (411.7 million euro); **foreign sales represented 72% of revenues in 2001.**

The **gross operating margin grew by 1.9%** to **81.3 million euro** (compared to 79.8 million euro recorded in the previous year), while **net profit advanced by 12.7% to reach 21.4 million euro** (compared to the 19.0 million euro posted in the year 2000).

Consolidated equity increased to 182.8 million euro (**+12.8%**), from 162.0 million euro in the year to 31 December 2000.

Net financial borrowings remained more or less unchanged on the previous year, standing at 176.4 million euro (against 177.1 million euro in the year 2000), in spite of the significant

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.522.904311
FAX. +39.522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 42.922.620 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

investments made with a view to increasing the future development of the group (24.8 million euro). Borrowing was successfully contained thanks to the group's high **cash flow from earnings (47.2 million euro)**, largely in line with the 47.9 million euro recorded the previous operating year).

Net profit per share, adjusted as a result of the amortization of goodwill and based on the weighted average number of outstanding shares, **increased by 9.6%** to reach **0.401** euro.

The **ROCE** (Return on Capital Employed, net of own shares) reached **20.3%** and the **ROE** (Return on Equity, the sum of net profit, amortization of goodwill and of minority interests, in relation to the consolidated equity) reached **20%.**

The group's **Cleaning Sector**, accounting for 45% of net consolidated revenues for the year and the group's main area of activity, reported an **8.5% rise in sales** (up 4.2% had the consolidation structure remained unchanged between the two years).

The group's **Oil-Pressure Sector** reported a **0.7% increase in sales,** in spite of the troubled times undergone by the North American market, where the Interpump Group is the number two producer of power takeoffs for equipping industrial vehicles. Last July in Italy, the Group acquired control of Hydroven, a company that was previously 36%-owned, thereby strengthening its competitive position within the sector.

The group's **Industrial Sector** instead suffered a 2.9% decrease, due to both the contractions sustained by the North American market (the group's key market for high-pressure pumps), which was to some extent offset by the growth enjoyed in other countries, and the fall undergone by the sale of electric al motors.

Since the year it was admitted to the Stock Exchange (1996), the turnover has more than doubled (from 199.6 million euro to 426.1 million euro), the gross operating margin (EBITDA) has doubled (from 40.7 million euro to 81.3 million euro) and the net profit has almost tripled (from 7.6 million euro to 21.4 million euro).

The company's managing director Giovanni Cavallini said: *"The balance the Interpump Group has attained, both in terms of its product portfolio and in terms of strategic acquisitions and its presence in competitive geographical areas, has enabled the company to achieve major increases in turnover and in profit on an annual basis, continuing to create value for the shareholders. The distribution of a dividend equal to 2.3% of the average price of the Interpump Group shares during the first quarter of 2002 is further confirmation of this."*

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.522.904311
FAX. +39.522.904444 - E-mail **info@interpumpgroup.it**
CAP. SOC. Euro 42.922.620 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

Summary table (amounts listed in Euro millions)

Tabella di sintesi (importi in milioni di euro)

	1996	1997	1998	1999	2000	2001	Average annual growth %	Growth 2001-1996
Net sales	199,6	221,3	283,4	319,3	411,7	426,1	+16%	+113%
EBITDA	40,7	46,8	61,1	64,9	79,8	81,3	+15%	+100%
Net profit	7,6	13,8	16,6	22,1	19,0	21,4	+23%	+182%
Cash flow	22,5	31,2	38,4	44,9	47,9	47,3	+16%	+110%
Dividend per share (€)	0,031	0,057	0,070	0,516*	0,087	0,100	+26%**	+223%
Earnings per share (€)	0,152	0,234	0,293	0,389	0,366	0,401	+21%	+164%

Dividends relate to the year in which the distributed profits were formed.
*= of which 0.439 of extraordinary dividends **= net of extraordinary dividends

	1996	1997	1998	1999	2000	2001
ROCE Operating profits / (Consolidated net equity + Financial debt – Own shares)	20,2%	22,2%	23,3%	17,4%	21,3%	20,3%
ROE (Net profits + amortisation of goodwill + Minority interests)/Consolidated net equity	11,4%	16,8%	17,9%	18,4%	20,4%	20,0%



Net revenues
(€/millions)
+16% /yr
450
400
350
300
250
200
150
199,6
221,3
283,4
319,3
411,7
426,1
'96
'97
'98
'99
'00
'01



EBITDA
(€/millions)
+15% /yr
90
80
70
60
50
40
30
20
40,7
46,8
61,1
64,9
79,8
81,3
'96
'97
'98
'99
'00
'01



Cash Flow
(€/millions)
+16% /yr
60,0
50,0
40,0
30,0
20,0
10,0
22,5
31,2
38,4
44,9
47,9
47,3
'96
'97
'98
'99
'00
'01



Dividend
(€)
+26% /yr
0,120
0,100
0,080
0,060
0,040
0,020
-
0,031
0,057
0,070
0,077*
0,087
0,100
'96
'97
'98
'99
'00
'01

* net of extraordinary dividends of € 0,439

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.522.904311
FAX. +39.522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 42.922.620 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 - COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350